Exhibit 99.1

TransCon™ CNP ACcomplisH Trial Topline Results November 14, 2022 TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

Cautionary Note on Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our prospective product candidates; clinical trial results; the expected timing of future clinical trial results; the scope, progress, results and costs of developing our product candidates or any other future product candidates; timing and likelihood of success; plans and objectives of management for future operations; and future results of current and anticipated products and product candidates are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on March 2, 2022 particularly in the sections titled “Risk Factors” and “Operating and Financial Review and Prospects.” In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, and TransCon are trademarks owned by the Ascendis Pharma group. © November 2022 Ascendis Pharma A/S. TransCon CNP is an investigational product candidate. 2 For investor communication only. Not for use in product promotion. Not for further distribution.

Executive Summary • In the Phase 2 ACcomplisH Trial in children with achondroplasia aged 2-10, once-weekly TransCon CNP demonstrated the potential to meet patient and caregiver needs for a safe, effective, tolerable, and convenient treatment • The primary endpoint, annualized height velocity (AHV) at Week 52, demonstrated superiority of TransCon CNP at 100 µg/kg/week compared to placebo (p=0.0218) • TransCon CNP was generally well tolerated with low frequency of injection site reactions; all 57 randomized children continued, with the longest treatment duration beyond two years • Data showed robust and consistent results in prespecified analyses across age groups and dose levels, supporting continued development at the selected dose of 100 µg/kg/week ANCOVA model. Data on file, Ascendis Pharma 2022. 3 TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

TransCon CNP: Phase 2 Trial Design Key Secondary/Additional Endpoints • Change in body proportionality • Patient reported outcome (PRO) measures • Exploratory biomarkers evaluated TransCon CNP is an investigational product candidate.    For investor communication only. Not for use in product promotion. Not for further distribution.

Demographics and Baseline Characteristics TransCon CNP TransCon CNP TransCon CNP TransCon CNP Total Total 6 µg/kg/week 20 µg/kg/week 50 µg/kg/week 100 µg/kg/week TransCon CNP Placebo n=10 n=11 n=10 n=11 n=42 n=15 Age (years) Mean (SD) 6.5 (2.6) 6.3 (2.9) 5.2 (3.0) 5.8 (2.6) 6.0 (2.7) 5.9 (3.1) Median 6.8 7.3 4.7 5.4 5.6 4.9 (Min, Max) (2.3, 10.7) (2.7, 11.0) (2.1, 10.1) (2.1, 9.9) (2.1, 11.0) (2.4, 11.0) Age Group (years) – n (%) < 5 years 3 (30.0) 5 (45.5) 5 (50.0) 3 (27.3) 16 (38.1) 8 (53.3) ≥ 5 years 7 (70.0) 6 (54.5) 5 (50.0) 8 (72.7) 26 (61.9) 7 (46.7) Sex – n (%) Female 7 (70.0) 3 (27.3) 3 (30.0) 6 (54.5) 19 (45.2) 5 (33.3) Male 3 (30.0) 8 (72.7) 7 (70.0) 5 (45.5) 23 (54.8) 10 (66.7) Race – n (%) White 8 (80.0) 10 (90.9) 8 (80.0) 10 (90.9) 36 (85.7) 12 (80.0) Other 2 (20.0) 1 (9.1) 2 (20.0) 1 (9.1) 6 (14.3) 3 (20.0) TransCon CNP is an investigational product candidate. 5 Data on file, Ascendis Pharma 2022. For investor communication only. Not for use in product promotion. Not for further distribution.

Demographics and Baseline Characteristics (continued)

ACcomplisH TRIAL

	TransCon CNP 6 µg/kg/week n=10	TransCon CNP 20 µg/kg/week n=11	TransCon CNP 50 µg/kg/week n=10	TransCon CNP 100 µg/kg/week n=11	Total TransCon CNP n=42	Total Placebo n=15
Height (cm)						
Mean (SD)	90.63 (8.97)	92.29 (12.10)	86.61 (12.97)	89.23 (12.82)	89.74 (11.61)	90.85 (14.92)
Median (Min, Max)	90.25 (73.70, 101.77)	93.70 (78.20, 111.17)	84.70 (72.10, 105.87)	90.23 (69.40, 111.53)	90.08 (69.40, 111.53)	89.70 (70.47, 113.37)
Height SDS*						
Mean (SD)	-5.45 (1.05)	-4.87 (0.67)	-4.85 (0.80)	-4.92 (0.83)	-5.02 (0.85)	-4.85 (0.96)
Median (Min, Max)	-5.80 (-6.56, -3.92)	-4.66 (-6.15, -4.10)	-5.14 (-6.03, -3.66)	-4.64 (-6.16, -3.74)	-5.12 (-6.56, -3.66)	-4.69 (-6.73, -3.32)
Height SDS, ACH-Specific**						
Mean (SD)	-0.20 (0.70)	0.28 (0.68)	0.21 (0.67)	0.11 (0.77)	0.11 (0.70)	0.43 (0.91)
Median (Min, Max)	-0.36 (-1.31, 0.66)	0.28 (-0.89, 1.21)	0.09 (-0.55, 1.46)	0.02 (-1.16, 1.33)	0.02 (-1.31, 1.46)	0.65 (-1.18, 2.08)

* CDC 2000 Stature-for-Age Charts, https://www.cdc.gov/growthcharts/data_tables.htm, accessed 13 Nov 2022.

** Hoover-Fong JE, Schulze KJ, Alade AY, et al. Growth in achondroplasia including stature, weight, weight-for-height and head circumference from CLARITY. *Orphanet J Rare Dis.* 2021;16(1):522.

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Data on file, Ascendis Pharma 2022.

TransCon CNP is an investigational product candidate.
For investor communication only. Not for use in product promotion.
Not for further distribution.

ascendis pharma

TransCon CNP 100 µg/kg/week Demonstrated Superiority in AHV Compared to Placebo Treatment Group p-value TransCon CNP Placebo (TransCon CNP AHV (cm/year), n (TransCon CNP vs. Dose Levels LS Mean [95% CI] Pooled Placebo) or Placebo) 4.09, n=10 6 µg/kg/week 0.6004 AHV [3.34, 4.84] (cm/year) 4.52, n=11 20 µg/kg/week 0.7022 [3.82, 5.22] 5.16, n=10 50 µg/kg/week 0.0849 [4.43, 5.90] 5.42, n=11 100 µg/kg/week 0.0218 [4.74, 6.11] 4.35, n=15 Pooled Placebo NA [3.75, 4.94] TransCon CNP demonstrated a dose-response in AHV across the four dose groups ANCOVA model.    TransCon CNP is an investigational product candidate. 7 Data on file, Ascendis Pharma 2022. For investor communication only. Not for use in product promotion. Not for further distribution.

Comparable AHV Across Age Groups Age <5 years old Age ≥5 years old Treatment Group (TransCon CNP Dose Levels AHV (cm/year), n AHV (cm/year), n or Placebo) LS Mean, [95% CI] LS Mean, [95% CI] 4.31, n=3 3.79, n=7 6 µg/kg/week [2.52, 6.10] [2.87, 4.71] 4.72, n=5 4.29, n=6 20 µg/kg/week [3.30, 6.15] [3.43, 5.15] 5.07, n=5 5.33, n=5 50 µg/kg/week [3.62, 6.52] [4.39, 6.26] 5.95, n=3 5.12, n=8 100 µg/kg/week [4.03, 7.87] [4.35, 5.90] 4.53, n=8 4.29, n=7 Pooled Placebo [3.43, 5.63] [3.44, 5.14] Consistent dose-dependent treatment effect across age groups ANCOVA model.    TransCon CNP is an investigational product candidate. . For investor communication only. Not for use in product promotion. 8 Data on file, Ascendis Pharma 2022 Not for further distribution.

TransCon CNP 100 µg/kg/week Demonstrated Superiority in Change in ACH-Specific Height SDS Compared to Placebo p-value TransCon CNP Placebo Treatment Group    Height SDS*, n (TransCon CNP (TransCon CNP Dose LS Mean [95% CI] vs. Pooled Levels or Placebo) Placebo)    Height -0.04, n=10 6 µg/kg/week 0.8207 SDS [-0.26, 0.17] 0.03, n=11 20 µg/kg/week 0.4107 [-0.17, 0.23] 0.11, n=10 50 µg/kg/week 0.1660 [-0.10, 0.32] 0.22, n=11 100 µg/kg/week 0.0283 [0.02, 0.41] -0.08, n=15 Pooled Placebo NA [-0.25, 0.10] TransCon CNP demonstrated a dose-dependent improvement in ACH-specific height SDS across all dose groups * Hoover-Fong JE, Schulze KJ, Alade AY, et al. Growth in achondroplasia including stature, weight, weight-for-height and head circumference from CLARITY. Orphanet J Rare Dis. 2021;16(1):522. ANCOVA model TransCon CNP is an investigational product candidate. 9 Data on file, Ascendis Pharma 2022. For investor communication only. Not for use in product promotion. Not for further distribution.

Safety Results Summary (Double-Blind Period)

ACcomplisH TRIAL

- TransCon CNP was generally well tolerated, with no discontinuations
  - Frequency of TEAEs in each dose group was similar to placebo
- No serious AEs (SAEs) related to treatment were reported
  - Two unrelated SAEs were reported (febrile convulsion and viral infection)
- 95% of TransCon CNP patients and 93% of placebo patients reported TEAEs
  - 95% of TransCon CNP TEAEs were assessed as mild (Grade 1) in severity
- Injections were generally well tolerated with low frequency of injection site reactions
- No reported events of symptomatic hypotension
- For body proportionality, induced growth was proportional across all groups at Week 52

Observed safety results support continued development of TransCon CNP for children with achondroplasia

TEAE : Treatment emergent adverse event

10 Data on file, Ascendis Pharma 2022.

TransCon CNP is an investigational product candidate.
For investor communication only. Not for use in product promotion.
Not for further distribution.

ascendis pharma

Overview of TEAEs (Double-Blind Period) TransCon CNP TransCon CNP TransCon CNP TransCon CNP Total 6 µg/kg/week 20 µg/kg/week 50 µg/kg/week 100 µg/kg/week Placebo (n=10) (n=11) (n=10) (n=11) (n=15) Subjects with TEAEs* 9 (90.0) 11 (100.0) 10 (100.0) 10 (90.9) 14 (93.3) Grade 1 (mild) 9 (90.0) 11 (100.0) 10 (100.0) 9 (81.8) 14 (93.3) Grade 2 (moderate) 3 (30.0) 3 (27.3) 3 (30.0) 1 (9.1) 5 (33.3) Serious TEAEs 1 (10.0) 0 1 (10.0) 0 0 Treatment-Related TEAEs 3 (30.0) 2 (18.2) 3 (30.0) 2 (18.2) 5 (33.3) Achondroplasia-Related TEAEs** 3 (30.0) 4 (36.4) 5 (50.0) 1 (9.1) 9 (60.0) * No reported Grade 3 (severe) or Grade 4 (life-threatening) TEAEs. **Adverse events reported by investigator as related to underlying disease. TransCon CNP is an investigational product candidate. 11 Data on file, Ascendis Pharma 2022. For investor communication only. Not for use in product promotion. Not for further distribution.

Treatment-Related Adverse Events (Double-Blind Period) TransCon CNP TransCon CNP TransCon CNP TransCon CNP Total 6 µg/kg/week 20 µg/kg/week 50 µg/kg/week 100 µg/kg/week Placebo (n=10) (n=11) (n=10) (n=11) (n=15) Subjects with at Least One 3 (30.0) 2 (18.2) 3 (30.0) 2 (18.2) 5 (33.3) Treatment-Related TEAE Injection site reactions (ISRs)* 2 (20.0) 1 (9.1) 3 (30.0) 2 (18.2) 2 (13.3) Abdominal pain upper 0 1 (9.1) 0 0 0 Overdose 0 0 0 0 1 (6.7) Dizziness 0 0 0 0 1 (6.7) Sleep terror 0 0 0 0 1 (6.7) Urticaria 1 (10.0) 0 0 0 0 Injections were generally well tolerated with low frequency of injection site reactions 11 mild ISRs (in 8 patients) out of >2,000 injections * Injection site reactions includes preferred terms of Injection site reaction, Injection site pain, TransCon CNP is an investigational product candidate. Injection site erythema, Injection site discolouration, Injection site haemorrhage, and Injection site swelling. For investor communication only. Not for use in product promotion. 12 Data on file, Ascendis Pharma 2022. Not for further distribution.

Open Label Extension (OLE) Efficacy and Safety Results*

ACcomplisH TRIAL

- 57 of 57 patients completed the blinded period of ACcomplisH and continued in the OLE on 100 µg/kg/week with 100% retention
- Patients treated ≥6 months at 100 µg/kg/week in the blinded or OLE period demonstrated a consistent and sustained response with mean AHV of 5.39 cm/year (n=40)
- TransCon CNP continued to be well tolerated in the OLE period with safety results consistent with those observed in the blinded period for all patients

Open-label extension data confirms target product profile for once-weekly TransCon CNP 100 µg/kg/week

* Preliminary ACcomplisH Trial live database snapshot as of October 27, 2022.

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Data on file, Ascendis Pharma 2022.

TransCon CNP is an investigational product candidate.
For investor communication only. Not for use in product promotion.
Not for further distribution.

ascendis pharma

Next Steps

- IND submitted for ApproaCH, a global Phase 2b trial in 80 children with achondroplasia aged 2-11; enrollment targeted for completion in early 2023
  - TransCon CNP 100 µg/kg/week vs. Placebo (2:1)
- End of Phase 2 meetings with FDA and EMA planned
- Plan to file IND or similar for TransCon CNP in infants (age 0-2)
- Plan to file IND or similar for a combination trial with TransCon hGH and TransCon CNP
- Expand global reach with finalizing trial in China* and initiating trial in Japan

* Conducted by VISEN Pharmaceuticals.

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TransCon CNP and TransCon hGH are investigational product candidates.
For investor communication only. Not for use in product promotion.
Not for further distribution.

Thank you Company contact: Tim Lee Senior Director, Investor Relations tle@ascendispharma.com (650) 374-6343 TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.